Exhibit 99.2
December 16, 2010
James C. Dyer, IV
Blueknight Energy Partners G.P., L.L.C.
c/o Vitol Inc.
1100 Louisiana Street
Suite 5500
Houston, TX 77002-5255
Dear Mr. Dyer:
As you know, we own 3,576,944 Limited Partnership units (16.5% of the common units outstanding) of Blueknight Energy Partners, L.P. (“BKEP,” “Blueknight” or the “Partnership”). We have been owners since August 2008, and we have never sold a unit.
As significant limited partners who have long believed in Blueknight’s potential, we do not send this letter rashly.
We have reviewed the Global Transaction Agreement (“GTA”) that Vitol executed with BKEP on October 25, 2010, and have also considered carefully the rationale that you offered to us when you visited our offices recently soliciting our support for these transactions. We have concluded that Vitol and Charlesbank Capital Partners, the Partnership’s general partners, are seeking improperly to seize the economic rights to BKEP’s cash flows that contractually belong to the limited partners of the Partnership. Your scheme violates the express terms of the Partnership Agreement as well as basic notions of fair dealing and propriety. Further, we have good reason to believe that the Board of Directors’ so-called Conflicts Committee process was tainted and not conducted appropriately or in good faith.
When Vitol acquired the general partner of Blueknight in October 2009, you were or should have been fully aware of the fact that, due to the unfortunate circumstances surrounding the bankruptcy of its former general partner (SemGroup, L.P.), the limited partners of Blueknight had accumulated the right to significant distribution arrearages — now aggregating over $70 million, or more than $3.25 per common unit — which would need to be satisfied before the general partner could enjoy distributions with respect to its subordinated units or incentive distribution rights (“IDRs”). Moreover, you should have been aware that the Partnership’s Minimum Quarterly Distribution of $1.25 would have to be paid to limited partners for 3 years before the subordination period on your subordinated LP units would expire. These facts, coupled with the other customary structural features of Blueknight’s Partnership Agreement (such as setting the target distribution for the GP’s IDRs at significantly higher levels than $1.25 per unit) necessarily meant that Vitol’s ability to earn meaningful cash distributions from BKEP would be limited until these contractual obligations to the limited partners were satisfied.
After a year of little business progress (other than the imposition on BKEP of what appear to be highly off-market pipeline transportation agreements for Vitol’s benefit), you apparently have decided that you are unwilling to wait while BKEP satisfies its contractual obligations to its limited partners as provided for in Blueknight’s Partnership Agreement. Rather, you are seeking to catapult yourselves from your legally subordinated position in the economic hierarchy of the Partnership and, in the process, strip the limited partners of their rightful claim on BKEP’s cash flows.

You are seeking to implement your scheme in two parts. First, you purport to have invested $140 million in a new class of preferred shares. The preferred shares were issued at a commercially unreasonable 30% discount to the then-trading price of BKEP units (which already reflected, we believe, a significant discount to BKEP’s intrinsic value) and carry an annual 8.5% coupon. The annual coupon is slated to jump to at least 11% after one year and potentially, as discussed below, more than double to a whopping 17.5%.
You extracted these egregious terms from the Partnership notwithstanding that, as your financial advisors no doubt informed you, numerous capital infusions of MLPs have occurred in recent months on terms far more favorable than the self-dealing option you have chosen. Indeed, you yourself have acknowledged that there have even been proposals for “all debt” financings which would not have necessitated any dilution to the limited partners’ interest. Of course, such an arms-length and economically superior transaction for the Partnership would not have enabled you to appropriate economic benefits that rightfully reside with the limited partners. It also would not have triggered multi-million dollar “change of control” payments to BKEP’s management, such as those made after execution of the GTA.
Second, as if all this were not enough, you have devised a plan for a coercive vote whereby if the limited partners do not waive the arrearages that we are owed and approve Vitol’s leapfrogging the original distribution priorities, the coupon on your new preferred will automatically rocket to an unconscionable 17.5% per annum. It seems that if the limited partners do not vote to surrender our contractual claims to the arrearages and future cash distributions, you are intent on appropriating the Partnership’s cash flow by other means.
The current GTA will burden the Partnership with an uneconomic cost of capital. It will handicap its future viability. It violates the Partnership Agreement in numerous ways. Its terms are such that it could not have been adopted in good faith. Your course of action seeks the illegitimate short term enrichment of your GP interests at the expense of building a long term cooperative relationship with your limited partners for the benefit of the Partnership as a whole. This will likely haunt BKEP for years to come if you insist on a course of action that so flagrantly disenfranchises your limited partners. Indeed, if the economic rights of limited partners in MLPs can be eviscerated as you intend, the viability of the entire MLP asset class may be jeopardized.
We urge you to reconsider the GTA and to pursue a plan for BKEP that respects your contractual obligations and is on fair, reasonable and arms-length terms. Please respond with your intentions by December 23rd. If we do not receive a satisfactory response from you, we may pursue any or all of the other alternatives as outlined in our 13D filing.
Very truly yours,
/s/ Daniel Shuchman

Daniel Shuchman
Partner
cc: Board of Directors, Blueknight Energy Partners, L.P.

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